COLUMBIA FUNDS SERIES TRUST I

One Financial Center

Boston, Massachusetts 02111

                    November 24, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust I
Registration Nos. 002-99356; 811-04367

Ladies and Gentlemen:

On behalf of Columbia Funds Series Trust I (the “Trust”), a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the preliminary notice of special meeting, proxy statement and form of proxy card in connection with a special meeting of shareholders of the specified series of the Trust (the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) for certain Funds, an amendment to the Investment Management Services Agreement, (ii) for Columbia California Tax-Exempt Fund and Columbia Connecticut Tax-Exempt Fund, a proposal to change the classification of such Fund from a “diversified” fund to a “non-diversified” fund, as such terms are defined in the Investment Company Act of 1940 (the “1940 Act”) and (iii) for Columbia Real Estate Equity Fund, a proposal to approve the conversion of its investment objective and a related 80% policy from “fundamental” to “non-fundamental”. There are no current proposals to make any substantive changes to the objective or this policy.

If you have any questions or comments, please contact me at (617) 772-3743.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary